Constar International Inc. One Crown Way Philadelphia, PA 19154-4599 Main Phone: (215) 552-3700

September 30, 2009

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

100F Street, N.E., Stop 4631

Washington, D.C. 20549

RE:	Constar International Inc.

  Form 10K for Fiscal Year Ended December 31, 2008

  Forms 10-Q for Fiscal Quarters ended March 31, 2009 and June 30, 2009

  File No. 0-16496

Dear Mr. Decker:

We have responded below to your comments of August 19, 2009.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response:

The Company will comply with the Staff’s comments and we have provided information on what the revisions will look like, where a revision is appropriate. These revisions will be included in our future filings, including interim filings, beginning with our September 30, 2009 quarterly filing on Form 10-Q.

Management’s Discussion and Analysis of Financial Condition and Results of Operation. page 28

Results of Operations, page 33

2008 Compared to 2007, page 33

2.	Comment: Please expand/revise your discussion under results of operations for all periods to:

•

Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example you explain on page 34 that the decrease in the United States was primarily due to reductions in volume and mix, offset partially by the pass through of higher resin costs to customers and increased prices. However, you do not quantify the impact of these other factors on net sales for the period discussed; and

•

Quantify each factor you cite as impacting your operations. For example, you disclose the decrease in gross profit in 2008 compared to 2007 reflects the impact of volume reductions and increased transportation and energy costs, offset in part by lower manufacturing costs, price increases and restructuring savings. However, you have not quantified the impact of all of these items.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.

Response:

As requested, the Company will comply with the Staff’s comments and we intend to expand our analysis of the factors within our results of operations to include quantification of material factors impacting our results, where reasonably practicable.

We supplementally advise the Staff that our revised disclosure would resemble the following examples.

Net Sales - “The decrease in U.S. net sales of $x.x million was primarily driven by reductions in volume and mix of approximately $x.x million offset principally by the pass through of higher resin costs to customers of $x.x million and increased prices of approximately $x.x million.”

Gross Profit - “The decrease in gross profit primarily reflects the impact of volume reductions of $x.x million and increased transportation and energy costs of $x.x million, offset in part by lower manufacturing costs of $x.x million, price increases of $x.x million and restructuring savings of $x.x million.”

Critical Accounting Policies and Estimates - Long-Lived Assets, page 42

3.	Comment: In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please disclose the following:

•	How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

•	How you group long-lived assets for impairment and your basis for that determination;

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your asset groups;

•

Expand your discussion of the significant estimates and assumptions used to determine fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•

If applicable, how the assumptions and methodologies used for valuing property, plant and equipment and intangible assets with definite useful lives in the current year have changed since the prior year, highlighting the impact of any changes; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Response:

As requested, the Company, in future filings, will provide better insight into management’s judgment in accounting for long-lived assets and will disclose the carrying value of the asset groups for which carrying value was close to the fair value. We note that the current disclosure states, “Long-lived assets, which consist primarily of machinery and equipment and buildings, are depreciated over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets,” whenever changes in circumstances indicate the carrying value may not be recoverable. Such circumstances would include items such as a significant decrease in the market price of the long lived asset, a significant adverse change in the manner which the asset is being used or in its physical condition or a history of operating cash flow losses associated with use of the asset.”

Supplementally we advise that Staff that the Company intends to add the following to its disclosure:

“The Company monitors its assets for potential impairment on a quarterly basis. As further required by SFAS 144, for purposes of recognition and measurement of an impairment loss, long-lived assets such as property, plant and equipment, are grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Based upon these criteria, the Company has identified three asset groups with one each in the U.S., U.K., and Holland. In the case where the carrying amount of an asset or asset group is not recoverable (that is, the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use of the assets and its eventual disposition), an impairment loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. In all of our analyses, the undiscounted cash flows of the asset groups significantly exceeded the carrying amounts of the asset groups, and therefore, we did not need to measure the asset groups’ fair value to determine whether an impairment loss should be recognized.

In the event a fair value analysis would be required, the Company would primarily use a discounted cash flow analysis in order to estimate the fair value of assets. Significant assumptions for discounted cash flow purposes are the life of the primary asset, the discount rate and cash flow projections. The assumptions and methodologies for valuing property, plant and equipment and intangible assets have been applied consistently during the reporting periods included in the 2008 Form 10-K.”

Financial Statements

15. Pension and Postretirement Benefits, page 75

4.	Comment: Your disclosures show a significant decrease in the funded status of your plans from December 31, 2007 to December 31, 2008 as well as a reduction in the percentage of your United States pension plan assets invested in equity securities. Please discuss the impact of the above factors in the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs and future pension contributions. Please also explain whether you continue to use an 8.5% expected rate of return for 2009. If so, please explain how you determined that an 8.5% expected rate of return continues to be appropriate in light of your actual asset allocations and target asset allocations for the United States pension plans as of December 31, 2008.

Response:

The U.S. plan’s 2009 assumed asset rate of return of 8.5% was based on a calculation using underlying assumed rates of return of 9.8% for equity securities and 6.4% for debt securities. An assumed rate of 9.8% was used for equity securities based on the total return of the S&P 500 for the 25 year period ended December 31, 2008. The Company believes that the equity securities included in the S&P 500 are representative of the equity securities held by its U.S. plan, and that 25 years provides a sufficient time horizon as a basis for estimating future returns. Included in the S&P 500 total return of 9.8% for the 25 year period was a loss of 37.0% in 2008. In addition, for the period January 1, 2009 through August 31, 2009, the S&P 500 increased approximately 15%. The Company used a 6.4% assumed return for debt securities, consistent with the U.S. plan discount rate and the return on AA corporate bonds with duration equal to the plan’s liabilities. The underlying debt securities in the plan are primarily invested in various corporate and government agency securities and are benchmarked against returns on AA corporate bonds.

Exhibits 31.1 and 31.2

5.	Comment: You have replaced the word “report” with “annual report” in paragraphs 2, 3 and 4 of your certifications. Please revise your certifications to use the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601 (b) (31) of Regulation S-K.

Response:

We will comply with the Staff’s request in the Company’s future filings.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2009

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Cash Flows. page 4

6.	Comment: Please revise your filing to provide details of the operating cash receipts and payments results from the reorganization in a supplementary schedule or in the notes to the financial statements. Please refer to paragraph 31 of SOP 90-7.

Response:

We will comply with the Staff’s request in the Company’s future filings. We supplementally advise the staff that the Company only had cash payments related to professional and other fees which are included as cash outflows in the statement of cash flows. The Company intends to add the following to its disclosure in future filings:

“Supplemental Disclosure of Cash Flow Information:

The Company made cash payments of $x,xxx for the five months ended September 30, 2009, and $x,xxx for the four months ended April 30, 2009 related to reorganization items.”

10. Goodwill and Intangible Assets, page 17

7.	Comment: It is unclear from your disclosures whether you tested only your goodwill or both your goodwill and intangible assets for impairment as of June 30, 2009. In the interest of providing readers with a better insight into management’s judgments in accounting for the impairment of goodwill and intangible assets not subject to amortization, please disclose the following either here or as part of your discussion regarding critical accounting policies on page 52:

•	The reporting unit level at which you your goodwill for impairment and your basis for that determination;

•

Sufficient information to enable a reader to understand how each of the valuation techniques mentioned on page 17 differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing your impairment analyses;

•	How you weight each of the methods mentioned on page 17, if applicable, including the basis for that weighting;

•	A sensitivity analysis of the critical assumptions used in your impairment analyses based upon reasonably likely changes; and

•

If applicable, how the assumptions and methodologies used for valuing your goodwill and intangible assets not subject to amortization in the current year have changed since the prior year, highlighting the impact of any changes.

Response:

We will comply with the Staff’s comments in the Company’s future filings. We supplementally advise the Staff that we tested both goodwill and intangible assets not subject to amortization for impairment at June 30, 2009 and intend to provide additional disclosures, including:

“The Company has one reporting unit and therefore assesses goodwill for impairment at the consolidated company level.

The Company’s use of multiple techniques was consistent with the approach management used to determine its reorganization value for fresh-start accounting purposes in accordance with SOP 90-7. As quoted market prices were available for both of its debt and equity securities following its emergence from Chapter 11, those values were added to the above techniques used by management. The Company updated the major assumptions used in the techniques to September 30, 2009. The Company believes that the combination of the four techniques, weighted equally, provides a value representative of the fair value of the Company better than the use of a single technique at September 30, 2009. A 10% change in the value determined by any individual technique used would result in a change in fair value of approximately $X.X million to $X.X million.”

The Company has previously disclosed material assumptions used in each valuation technique. In future filings, the Company intends to disclose the impact of a 10% change in each of the material assumptions that it disclosed.

At December 31, 2008, the Company used quoted market prices for the determination of fair values. These prices indicated a fair value that was in excess of the Company’s negative book value at that date.

14. Commitments and Contingencies, page 21

8.	Comment: You disclose on page 22 that certain judgments against you would constitute an event of default under your DIP Credit Facility. Please revise your filings to include a definitive statement regarding your compliance with material debt covenants associated with all outstanding debt agreements as of each period end.

Response:

The Company will include a definitive statement regarding its compliance with material debt covenants associated with all outstanding debt agreements as of each period end.

15. Other Comprehensive Income (Loss), page 23

9.	Comment: Please revise to disclose the amounts of reclassification adjustments associated with each component of other comprehensive income for each period presented. Refer to paragraphs 18-20 of SFAS 130. Please also revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, as described in paragraph 25 of SFAS 130.

Response:

In the preparation of the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009, the Company followed the guidance provided in SFAS 130, paragraphs 27 and 125. Per Paragraph 27, for interim financial statements of publicly traded companies issued for external reporting purposes, an entity is required to report a total for comprehensive income in condensed financial statements of interim periods. Paragraph 125 further clarifies that disclosure of the components of other comprehensive income in an interim period is not required but may be voluntarily disclosed.

In its form 10-Q for the quarter ended June 30, 2009, the Company disclosed in the Condensed Consolidated Statement of Stockholders’ Equity pension reclassification adjustments through the date of adoption of fresh-start accounting on May 1, 2009. Upon adoption of fresh-start accounting, the Company’s pension liabilities were remeasured which resulted in the elimination of prior service cost and actuarial net loss amortization. In Note 15 to the Condensed Consolidated Financial Statements the Company disclosed the individual components of comprehensive income and accumulated other comprehensive on a net basis. The Company believes these disclosures meet the requirements of SFAS 130 as they relate to interim financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Basis of Presentation, page 42

10.	Comment: Please revise your discussion of the results of operations so that it is clear how changes in the basis of assets and liabilities as a result of fresh start accounting impacted each income statement line item for the three and six month periods presented. For example, please revise to explain how the $37 million increase in basis of your property, plant and equipment impacted your depreciation and amortization expense (which is a component of your gross profit) for the three and six months ended June 30, 2009 compared to the prior year periods.

Response:

We will comply with the Staff’s comments in future filings. For example, the disclosure would read:

“The $xx million increase in the basis of property, plant and equipment as a result of fresh start accounting had an impact of higher depreciation expense of $x.x million and $x.x million for the three months and nine months ended September 30, 2009 when compared to the comparable periods of the prior year.”

Liquidity and Capital Resources, page 48

11.	Comment: You disclose your financial covenants associated with the Exit Facility on page 49. Please also disclose here or elsewhere in the filing the specific terms of any material debt covenants in your Secured Notes. For any material debt covenants associated with your Secured Notes where it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary (similar to your presentation for covenants associated with the Exit Facility). See Sections I.D and IV.C of SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if your Secured Notes contain any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions.

Response:

The Company supplementally advises the Staff that there are no financial covenants in the Indenture governing the Secured Notes. The Indenture, and the Exit Facility, each contain typical nonfinancial operating covenants and events of default.

The Company proposes to add the following disclosure to future filings to address such operating covenants:

“The indenture governing the Secured Notes restricts, among other things, the Company’s ability, and the ability of the Company’s restricted subsidiaries, to:

•	borrow additional money;

•	pay dividends on Company stock or repurchase Company stock;

•	make payment on or redeem or repurchase junior debt;

•	make investments;

•	create liens;

•	create restrictions on the payment of dividends or other amounts to the Company from the Company’s restricted subsidiaries;

•	enter into transactions with affiliates;

•	sell assets or consolidate or merge with or into other companies; and

•	expand into unrelated businesses.

The indenture governing the Secured Notes includes such events of default as failure to pay principal or interest due, failure to observe certain covenants, failure to pay certain other indebtedness after final maturity or acceleration, failure to pay certain judgments, and insolvency. If an event of default shall occur and be continuing under the indenture governing the Secured Notes, either the trustee or the holders of a specified percentage of the applicable notes may accelerate the maturity of such notes. The covenants, events of default and acceleration rights described above are subject to important exceptions and qualifications, which are described in the indenture filed by the Company with the SEC.

Covenants in the Exit Facility limit the ability of the Company and its subsidiaries to:

•	incur additional indebtedness and guarantee obligations;

•	create liens;

•	make equity investments or loans;

•	sell, lease or otherwise dispose of assets;

•	pay dividends, make distributions, redeem or repurchase any equity securities;

•	prepay, redeem, repurchase or cancel certain indebtedness;

•	engage in mergers, consolidations, acquisitions, joint ventures or the creation of subsidiaries;

•	change the nature of the Company’s business;

•	engage in transactions with affiliates;

•

enter into agreements restricting the Company’s ability or the ability of a subsidiary to incur liens, or restricting the ability of a subsidiary to pay dividends to, make or repay loans to, transfer property to, or guarantee indebtedness of, the Company or any of the Company’s subsidiaries;

•	modify the Company’s organizational documents or certain material agreements (including the indenture governing the new notes);

•	change the Company’s accounting treatment and reporting practices;

•	engage in sale and leaseback transactions and operating lease transactions; and

•	engage in speculative transactions.

These negative covenants are subject to certain exceptions set forth in the Exit Facility. Events of default under the Exit Facility include, but are not limited to, a default in the payment of any principal, interest or fees due under the Exit Facility, or in the payment of material indebtedness; a breach of representations or covenants; a change in control, as defined under both the Exit Facility and the indenture governing the Secured Notes; the Company becoming subject to certain judgments or pension liabilities; the insolvency of the Company; and the Company’s failure to refinance the Secured Notes on or before October 3, 2011, or a refinancing of such Secured Notes on terms materially adverse to the lenders under the Revolver Loan.”

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In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CONSTAR INTERNATIONAL INC.

/S/ Bernard L. Guerin
Bernard L. Guerin
Vice President and Corporate Controller